Exhibit (a)(5)(vi)
Liberty Media Corporation Announces Preliminary Results
of Tender Offer
Englewood, Colorado — April 6, 2007 — Liberty Media Corporation (Nasdaq: LCAPA) (“Liberty”) announced today the expiration of its modified dutch auction self-tender offer to purchase up to 8,849,500 shares of its Liberty Capital Series A common stock. The tender offer expired at 5:00 p.m., New York City time, on April 5, 2007. Based on the preliminary tabulation by the depositary, the tender offer was oversubscribed and the purchase price for the tender offer is $113.00 per share. Liberty also announced that it intends to exercise its right to purchase up to an additional 2% of its outstanding LCAPA shares in the tender offer without extending the tender offer. Accordingly, Liberty expects to purchase approximately 11.5 million LCAPA shares at a purchase price of $113.00 per share, in accordance with the terms and conditions of the tender offer.
Because the tender offer was oversubscribed, the number of LCAPA shares that Liberty will purchase from each stockholder that tendered LCAPA shares within the purchase price range for the tender offer will be pro-rated, subject to the odd-lot and conditional tender provisions of the tender offer. After the depositary verifies the actual number of LCAPA shares validly tendered and not withdrawn, including shares tendered pursuant to guaranteed delivery procedures, and the purchase price at which such LCAPA shares were tendered, Liberty will promptly announce the actual number of LCAPA shares tendered and not withdrawn, the proration factor applicable to the tender offer and the purchase price for LCAPA shares properly tendered and not withdrawn. Promptly after such announcement, the depositary will issue payment for the LCAPA shares validly tendered and accepted for purchase under the tender offer and will return all other LCAPA shares tendered. It is currently expected that the final proration factor and the final purchase price, in each case, applicable for the tender offer, will be announced on or about April 12, 2007 and that payment for all LCAPA shares purchased will be made promptly thereafter.
About Liberty Media Corporation
Liberty Media Corporation owns a broad range of electronic retailing, media, communications and entertainment businesses and investments. Those interests are attributed to two tracking stock groups: the Liberty Interactive group, which includes Liberty’s interests in QVC, Provide Commerce, IAC/InterActiveCorp, and Expedia, and the Liberty Capital group, which includes Liberty’s interests in Starz Entertainment, News Corporation, and Time Warner. For more information, please see www.libertymedia.com.
Contact:
Liberty Media
John Orr (720) 875-5622